Via EDGAR

Ms. Amy L. Starr

Chief, Office of Capital Markets Trends

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

March 5, 2014

Re:	UBS AG
424 Prospectuses relating to Registration Statement on Form F-3ASR
Filed January 11, 2012
File No. 333-178960

Dear Ms. Starr:

We respectfully submit the responses set forth below to the comment letter, dated February 11, 2014 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding 424 Prospectuses relating to issuances of exchange traded notes (“ETNs”) pursuant to UBS AG’s Registration Statement on Form F-3ASR filed January 11, 2012 (File No. 333-178960) (the “Registration Statement”). We appreciate your extension of the response deadline to March 5, 2014. For your convenience, we have included the Staff’s comments below, followed by our responses. Please note that references to “UBS”, “we”, “our” or “us” in our responses refer to UBS AG.

Terms of Offering

1. We have observed that frequently the prospectus supplement does not clearly describe the terms of the ETN being offered. As a result, investors may have difficulty understanding what they are purchasing and how the ETN operates. For example, some prospectus supplements use highly complex defined terms without explaining those terms in the context of the ETN, while others do not clearly describe the precise mechanics of the ETN, including payment at maturity or redemption. Please revise your prospectus supplements, as appropriate, to disclose the material terms of each ETN in a clear, concise and understandable manner. Refer to Rule 421(b) of the Securities Act of 1933.

Response:

We believe our offering documentation discloses the material terms of each ETN in a clear, concise and understandable manner. We issue our Exchange Traded Access Securities (“ETRACS”) ETNs pursuant to individual prospectus supplements to the base prospectus, dated January 11, 2012 (the “Base Prospectus”), or, in the case of our “Monthly Pay 2xLeveraged ETRACS”, a product supplement, dated August 5, 2013, to the Base Prospectus, as supplemented by pricing supplements that contain the specific terms of each ETN being offered.1 We have structured our ETN Offering Documents in this manner to clearly identify the risk profile associated with each ETN structure and strategy as well as the risks associated with the underlying asset class.

In our ETN Offering Documents, we disclose the material terms of each ETN (i) on the cover page of the applicable prospectus supplement (or pricing supplement, as applicable), (ii) in summary narrative form in the “Prospectus Summary”, which is intended to provide an overview of the nature of the ETN, its risk profile, the underlying asset class, payment and fee mechanics and redemption and call provisions, and (iii) in the “Specific Terms of the Securities” section, which provides a comprehensive discussion of the key terms of the ETN.

Moreover, the offering documents also provide hypothetical examples to illustrate how a hypothetical series of ETNs would perform under hypothetical circumstances. These examples demonstrate how payments would be calculated at maturity and upon redemption, giving effect to the applicable fees. We believe that these examples, together with the summary and comprehensive disclosure of the specific terms of the ETNs, present the terms of the ETNs to investors in a clear and concise manner and provide investors with the information they need to understand what they are purchasing and how the ETNs operate.

We acknowledge the complexity of ETN descriptions and we will consider our disclosure in the future in light of the Staff’s comment.

2. Please revise your prospectus supplements, as appropriate, to disclose whether the ETN issuer may cease or suspend and restart sales of the notes at any time at the issuer’s discretion. Also, describe the potential impact these actions may have on the market price and liquidity of the ETNs in the secondary market. Tell us whether you consider the issuer’s discretion to suspend and restart sales to be a material risk to investors in the offering and, if so, please provide appropriate risk factor disclosure in future filings.

Response:

Our ETN Offering Documents disclose that UBS may suspend or cease sales of the ETNs at any time, at its discretion. This disclosure appears in the sections entitled “Prospectus Supplement Summary — Selected Risk Considerations” and “Supplemental Plan of Distribution”. Our ETN Offering Documents also provide risk disclosure regarding the potential impact such suspensions could have on the market for the ETNs. For example, one risk factor states that UBS may suspend or cease sales of the relevant ETN at any time, potentially causing the liquidity of the market for the ETN to vary materially. In addition, another risk factor states that “supply and demand for the Securities, including to the extent affected by inventory positions with UBS or any market maker” is a factor affecting the securities’ market value. We believe that the disclosure described above is sufficient to inform investors that UBS may cease or suspend sales of the securities and the possible consequences of such a decision.

[1]	In this response letter, we refer to the Base Prospectus as supplemented by (1) a prospectus supplement or (2) a product supplement and related pricing supplement and, in each case, any related free writing prospectus, as applicable, as the “ETN Offering Documents”.

Indicative Value

3. We note that some prospectus supplements for ETN offerings state that the “indicative value” of the ETN will be published on a regular basis, such as daily, including through third parties. Please explain to us the purpose of calculating indicative value and why it is relevant to investors. Further, tell us whether and where the ETN’s indicative value is publicly available to any investor without charge and how often it is updated.

Response:

The intraday indicative value is meant to approximate the intrinsic economic value of the ETN. It is generally provided for reference purposes only, and is not intended as a price, quotation or economic term of the ETN. Its calculation permits investors to compare the secondary market prices of the ETN to the intrinsic value of the ETN based on the level of the underlying index and the accrued fees at that time, which may inform their investment decision to purchase, sell or exercise the redemption right. In addition, for certain ETNs, UBS has the right to accelerate the maturity date if the indicative value reaches a specified minimum value. Finally, calculation and publication of the indicative value is a requirement to list the ETN on NYSE Arca under NYSE Arca Equities Rule 5.2(j)(6).

The indicative value is published and disseminated every 15 seconds during normal trading hours and is publicly available without charge on Yahoo! Finance by typing “^[ETN Ticker Symbol]-IV” into the search bar and on Bloomberg by typing “[ETN Ticker Symbol]IV <EQUITY> <GO>” into the search bar. It is also available on the UBS ETRACS public website for each ETN on a twenty minute delayed basis. In the future, we intend to disclose more prominently in the ETN Offering Documents the availability and source of this information.

4. We note that some prospectus supplements for ETN offerings include numeric formulas describing how the indicative value of an ETN is calculated without providing sufficient narrative explanation as to how the formula works, and therefore how the security’s terms work. Please provide narrative disclosure that describes the inputs and mechanics of such formulas in a clear, concise and understandable manner so that investors may evaluate how the terms of the security work and are calculated.

Response:

UBS strives to provide investors with clear, concise and understandable explanations of each ETN, including narrative explanations of numeric formulas. We will review our narrative explanations and other disclosure in light of the Staff’s comment to determine whether additional disclosure is appropriate.

5. If you include information about indicative value in your prospectus supplements, please also disclose the relationship among the indicative value, the market value of the ETN relative to the initial offering price to the public, and the redemption amount. Please also provide a risk factor discussing the risk that ETNs may trade at a substantial premium or discount in relation to the value of the ETN determined or disclosed by the issuer (whether as “indicative value” or otherwise) or the redemption amount of the ETN.

Response:

UBS discloses information regarding the relationship among the indicative value, the market value, and the redemption amount of each ETN. For example, under the section “Valuation of the Securities” in the ETN Offering Documents, UBS explains that indicative value is meant to approximate the intrinsic economic value of the ETN, although the actual trading prices of the ETNs may vary significantly from their indicative value. In addition, UBS discloses that the redemption provision is meant to induce arbitrageurs to counteract any trading of the ETN at a premium or discount to its indicative value. The offering documents also include risk disclosure regarding fluctuations in secondary market prices, including a risk factor stating that the market value of the securities in the secondary market could be discounted from the issue price, potentially leading to significant losses.

Redemption Value

6. We have observed that in most ETN offerings, the holder may submit the notes for redemption at a “redemption value.” However, the prospectus or prospectus supplement may not clearly disclose the method of determining the redemption value (or amount) for the ETN or indicate whether the redemption value is publicly available prior to an investor’s redemption. Please revise, as applicable, to disclose this information.

Response:

UBS discloses in the ETN Offering Documents the method for determining the redemption amount for its ETNs. The disclosure is prominently made on the cover of the applicable prospectus or pricing supplement, and in greater detail under “Specific Terms of the Securities”.

The redemption amount is determined according to a formula set forth in the applicable prospectus or pricing supplement, which uses a closing valuation of the underlying index as of a specified date or period of time after the redemption notice has been delivered. Accordingly, at the time investors elect to redeem their securities, they will not know the amount payable upon redemption. UBS discloses this fact in its risk factors, and warns that investors will be exposed to market risk in the event the market fluctuates after confirmation of their redemption request but prior to the relevant redemption date. The risk factor also indicates that the redemption amount will be reduced by any applicable fees.

Fees

7. Please revise your disclosure to clearly describe all fees that may be charged relating to the ETNs, including but not limited to, as applicable, annual fees, redemption fees, event risk hedge costs, futures execution costs, and index calculation fees. Identify the party responsible for payment of each fee, and describe how, if applicable, such fees may change based on the performance of any referenced index or asset. In addition, please explain when fees are collected and what effect the fees have on the redemption amount and the indicative value of the ETN.

Response:

UBS prominently discloses the fees that investors will bear in connection with the purchase of the ETNs on the cover page of each prospectus or pricing supplement and, importantly, the fact that the fees will reduce any payment amount received by investors. The fees and related risks are described in greater detail in the narrative descriptions of the payment amounts at maturity, upon redemption, upon a call by the issuer or upon an acceleration, as applicable, as well as under “Risk Factors”. For example, the ETN Offering Documents disclose that we charge two principal fees, the accrued fees and the redemption fee, and the manner in which they will be calculated (e.g., accrue daily based on a fixed percentage in relation to the value of the ETN or the performance of the referenced index). We believe our disclosure provides investors with a clear statement of the fees that will be charged by UBS in relation to its ETNs.

Conflicts of Interest

8. We note that prospectus supplements for ETN offerings typically include disclosure about activities of the issuer and its affiliates that may create conflicts of interest, such as trading activities, hedging, and publishing research reports. To the extent you or your affiliates engage in activities that create material conflicts of interest, please revise to disclose those activities and the types of conflicts they create. Also describe the potential impact of such activities and conflicts on the supply, pricing and market for the ETN.

Response:

The ETN Offering Documents currently include disclosure regarding conflicts of interest created by activities of UBS and its affiliates. For example, UBS includes several risk factors that discuss its activities and those of its affiliates and the effects those activities may have on the market for the ETNs. These risk factors discuss (1) the hedging activities that UBS and its affiliates may engage in involving the underlying index constituents, futures, options, exchange-traded funds or other derivative products on such index constituents or the underlying index itself, (2) how UBS and its affiliates expect to engage in trading activities related to the underlying index and the index constituents that may present a conflict between investors’ interests in the ETNs and the interests of UBS and its affiliates in their proprietary accounts, in facilitating transactions for their customers and in accounts under their management and (3) the fact that UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in the ETNs. The risk factors warn that each of these activities could have an adverse impact on the level of the underlying index or the market value of the ETNs.

UBS also describes the conflicts of interest that exist within the meaning of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121 in relation to its affiliates, UBS Securities LLC and UBS Financial Services Inc., in both the “Prospectus Supplement Summary” and “Supplemental Plan of Distribution” sections of the applicable prospectus or pricing supplement.

Finally, UBS describes how it may use the proceeds from sales of the ETNs to enter into hedging transactions, which could affect the market value of the securities.

We believe that this disclosure is sufficient to inform investors of the risks resulting from the activities of UBS and its affiliates, which may create conflicts of interest, and of the impact of such activities on the pricing and market for the ETNs.

Outstanding ETNs

9. We note that issuers of ETNs may provide public information about the number and dollar amount of outstanding ETNs in a series. Please disclose where the number and amount of outstanding ETNs in a series is available to investors at any point in time.

Response:

UBS provides public information on the current market capitalization and the number of outstanding ETNs on its website, http://etracs.ubs.com/, on the product page for each specific ETN. For example, information regarding the ETRACS Alerian MLP Index ETN is available at http://etracs.ubs.com/product/detail/index/ussymbol/AMU, by clicking the “Performance” tab. In addition, this information is available on both Bloomberg and Yahoo! Finance.

Plan of Distribution

10. Please provide a detailed explanation of your methods of sale for ETNs, including the involvement of broker-dealers as initial purchasers of ETNs from the issuer, whether such broker-dealers are identified as underwriters in the prospectus supplement and how such broker-dealers satisfy prospectus delivery obligations under the Securities Act. See Item 508 of Regulation S-K.

Response:

As disclosed in the ETN Offering Documents on the cover page and under “Plan of Distribution”, UBS sells its ETNs through its broker-dealer subsidiary, UBS Securities LLC, for a specified percentage of the stated principal amount of such securities. UBS may offer and sell additional securities from time to time through UBS Securities LLC, as agent, to investors and to dealers acting as principals for resale to investors.

UBS typically sells securities to its broker-dealer affiliates, who engage in sales on the exchange. Unaffiliated broker-dealers are not typically involved in the initial issuances of our products, but when they are, UBS discloses the nature of their participation. For example, in one instance Wells Fargo Securities, LLC acted as a dealer purchasing as principal from UBS Securities LLC. In addition, Wells Fargo Securities also made sales of the securities through its affiliate dealers or selling agents. These arrangements, and any associated commissions and fees received by Wells Fargo Securities, LLC and its affiliates, were described in the relevant prospectus supplement.

As disclosed in the ETN Offering Documents, UBS cautions unaffiliated broker-dealers and other persons that, under certain circumstances, some of their activities may result in their being deemed participants in the distribution of the securities in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the U.S. Securities Act of 1933 (the “Securities Act”). A determination as to whether a person is a statutory underwriter involves a fact and circumstances analysis, and we rely on the participant to make such a determination. In any case where broker-dealers are required to satisfy prospectus delivery obligations under the Securities Act in relation to our ETNs, we expect them to deliver a copy of the relevant ETN Offering Document in compliance with the rules governing prospectus delivery requirements.

Disclosure Format

11. We note that some prospectus supplements include disclosure for numerous ETN offerings with different investment profiles. Considering that different ETNs may have different features and risks for investors to evaluate, please explain to us why you believe that providing disclosure for multiple ETN offerings in a single prospectus supplement is appropriate.

Response:

As discussed in our response to Comment No. 1, we structure our ETN Offering Documents in a manner to clearly identify the risk profile associated with each ETN structure. As such, each ETN is offered pursuant to a single, individualized prospectus supplement or product supplement and pricing supplement. However, for our ETRACS Fisher-Gartman Risk On ETN (“Risk On”) and ETRACS Fisher-Gartman Risk Off ETN (“Risk Off”), we combined these products in a single prospectus supplement because they both relate to the same index, the Fisher-Gartman Risk Index. The Risk On ETN provides exposure to the daily performance of the index, which is comprised of long positions in risk asset classes and short positions in non-risk asset classes. On the other hand, the Risk Off ETN provides short (inverse) exposure to the daily performance of the index. The disclosure in the prospectus supplement clearly distinguishes between the features and risk profiles of each of these ETNs.

Security Titles

12. Please evaluate the titles used for your ETNs and avoid titles that may suggest investors are purchasing equities or other types of securities instead of an unsecured debt obligation. For example, titles incorporating the term “shares” may suggest that investors are purchasing an equity security, rather than a debt instrument. In addition, please avoid titles that may suggest you are offering interests in an exchange traded fund registered under the Investment Company Act of 1940.

Response:

UBS does not have any outstanding ETNs that use the term “shares”, “exchange traded fund” or “ETF” in the title. All of the titles of our outstanding ETNs end with the word “ETN”, indicating that the product is an exchange traded note. We believe that the titles of our ETNs make it sufficiently clear to investors that they are not purchasing an equity security instead of an unsecured debt obligation. UBS will be mindful of the Staff’s comment for future ETN products.

Short Sales

13. We note that in some offerings there is disclosure in the prospectus supplement stating that broker-dealers and other persons may make short sales of ETNs and may cover such short positions by borrowing ETNs from the issuer or its affiliates. In some cases the issuer has agreed to repurchase those ETNs. These activities may impact in the short or long term the number of ETNs outstanding at any point. Please disclose whether you intend to engage in such activities and if so how you will publicly disclose such loans and repurchases. Please confirm you will register these transactions under the Securities Act of 1933. If applicable, please provide risk factor disclosure that describes the market impact of short sales and the effect that securities lending may have on the number of ETNs outstanding at any time.

Response:

UBS does not currently lend ETNs to unaffiliated broker-dealers and does not intend to do so in the future. However, in case UBS should decide to begin lending ETNs, it discloses under “Supplemental Plan of Distribution” in the ETN Offering Documents that broker-dealers and other persons may make short sales of the securities and may cover such short positions by borrowing ETNs from UBS or its affiliates or by purchasing them from UBS or its affiliates subject to their obligation to repurchase such securities at a later date. Under this section, UBS cautions broker-dealers and other persons that engaging in these activities may result in their being deemed participants in the distribution of the ETN in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

Regulation M

14. We have observed that a large divergence between the ETN’s market value and the value of the reference index of the ETN can emerge (for example, where ETN issuers suspend further issuances or otherwise limit the availability of newly issued ETNs). Please explain how your redemptions in such circumstances comply with the requirements of Rule 102 of Regulation M. If these redemptions are done in reliance on no-action letters granting relief from Rule 102 and permitting issuers to redeem an ETN during the ETN’s distribution, please explain how the representation that the market value of the ETN not vary substantially from the value of the underlying or reference index is met.

Response:

In our experience, the market value of ETNs issued by UBS generally has not varied materially from the value of the underlying reference index. We acknowledge that the suspension of future issuances of ETNs could result in a material divergence between the market value of the ETN and the indicative value of the underlying index.

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such persons from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. If at any time UBS were to suspend the further issuance of one of our ETNs, such ETN would no longer be in distribution. As a result, Rule 102 of Regulation M would not apply to any redemptions of such ETN effected following such suspension.

•	UBS acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	UBS acknowledges that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	UBS acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact me at 203-719-0268.

Sincerely,

By:	/s/ Gordon S. Kiesling
Gordon S. Kiesling Executive Director

cc:	Christopher Yeagley
Paul Somma
Sarah M. Starkweather
Timothy Geller
(UBS AG)

Catherine M. Clarkin
(Sullivan & Cromwell LLP)